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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 333-7182-01

                                   CEZ, a. s.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]       Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes [ ]             No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

                        MODIFICATION OF THE OPTION SCHEME

The general meeting of CEZ held on May 23, 2006 shall be informed of the modification of the option scheme for newly concluded contracts with board members and executive council members as approved by the company's supervisory board.

By way of an amendment to the existing contracts, the latest possible date for calling the option after the board (or executive council) member holds his or her office no longer has also been brought in line with the new regulation. This change had been proposed in order to achieve greater compliance between the current concept of the scheme (originally adopted in 2001) and current European practice.

The following chart gives an overview of the changes.

        Area                      Current Agreements                        New Arrangement
--------------------   ----------------------------------------   -----------------------------------
Determination of the   6-month weighted average prior to the      1 month weighted average prior to
Option Price           date on which the position was assumed     the date on which the position was
                                                                  assumed

Call Period            At any time after the option was granted   One third after the first year, the
                                                                  second third after the second year,
                                                                  and the third third after the third
                                                                  year after the option was granted

End of Call Period     Max. 3 months  from recall/resignation     Max. 12 months from
                       from the board (executive council)         recall/resignation from the board
                       position                                   (executive council) position

Profit Cap             No cap-off                                 Gross profit before taxes is
                                                                  limited to max. 100% of the stock
                                                                  price valuation

Requirement to hold    None                                       Obligation to hold at least 10% of
share parcels                                                     the already called share volume in
                                                                  the asset account for the entire
                                                                  period in office.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                           CEZ, a. s.
                                                  ------------------------------
                                                          (Registrant)

Date: May 23, 2006

                                                  /s/ Libuse Latalova
                                              By: ------------------------------
                                                  Libuse Latalova
                                                  Head of Finance Administration

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